

MUNDOVAL FUND
GLOBAL VALUE INVESTING

Did you see *Avatar*? Mundoval Fund Holdings in Daily Life

Investor update, May 2010

The Mundoval Fund seeks highly cash-generative businesses with a history of creating shareholder wealth. Such companies may to dominate their respective industries, and often impact the daily operations of their clients and customers, which may include you:

Mundoval Fund Sector Allocations & Representative Holdings as of 3.31.10

24% Healthcare

Johnson & Johnson uses surgical suture silk to create the first dentil floss in 1898. The J&J brand line-up today includes Tylenol, Neutrogina, Lysterine, Viagra, and BAND-AID.[1]


TYLENOL
EXTRA STRENGTH

18% Financial

Travelers, the nation's #2 writer of personal insurance and #3 writer of commercial property/casualty insurance, generated $25 billion in revenue in 2009.[3]

In 1931, **Allstate's** first auto policyholder pays $41.60 for a 12-month policy on his 1930 Studebaker. In 2009, Allstate premiums for standard auto protection totaled $16.6 billion.[2]

17% Industrial



3M sells enough Scotch Tape each year to circle the earth 165 times.[4]

General Electric is the only company listed in the Dow Jones Industrial Index today that was also included in the original index in 1896.[5]



12% Info. Tech.

In 1984, 2 Bay Area scientists launch a networking business named CISCO after their hometown. In Fiscal '09, Cisco revenues total $36 billion.[6]

$60 billion worth of goods sold on ebay in 2009, $2,000 every second.[7]

12% Consumer Discretionary


AVATAR

Avatar will earn $350-$400 million for **News Corp.**, parent of the film's maker, 20th Century Fox.[9]

Time Warner Inc. is the largest magazine publisher in the US, People magazine alone reaches 45 million readers each issue.[8]

9% Consumer Staples

Beverage company **Diageo** sold 4.5 million cases of Jose Cuervo in 2009, enough for 913 million 1.5 oz. tequila shots.[10]



Proctor & Gamble has 22 "Billion Dollar Brands" by annual sales, including Charmin, Crest, Duracell, Pampers, and Tide.[11]


Crest

4% Telecommunications Services



According to **SK Telecom**, South Korea had 47.9 million wireless service subscriptions as of the end of 2009, or 98% of the entire South Korean population of 48.5 million people.[12]

2% Materials

The **Dow Chemical Company** estimates that the $40 billion solar energy industry is growing at 20-30% per year. In 2009, Dow unveiled the "POWERHOUSE Solar Shingle" which looks and is installed like a traditional asphalt roofing shingle, but generates electricity.[13]



Portfolio holdings are subject to change and are not recommendations to buy or sell individual stocks. *You should consider the investment objectives, risks, charges and expenses of the fund carefully before investing. The prospectus contains this and other information about the fund. You may obtain a prospectus by calling 1-877-59-FUNDS. The prospectus should be read carefully before investing.*

1. www.jnj.com ,"Transformational Ideas." 2. www.allstate.com, "History & Timeline 1930s," 2009 Annual Report. 3. investor.travelers.com, "Company Fact Sheet." 4. www.scotchbrand.com,"Fun Facts." 5. www.ge.com, "Our Company Fact Sheet." 6. www.newsroom.cisco.com, "Corporate Timeline," "Annual Financial Statements." 7. www.ebayinc.com/who, "E-Commerce." 8. www.businessweek.com, "Murdoch Spreads Risk, Nets $400 Million from 'Avatar'", 3/15/10. 9. www.timewarner.com, "Businesses, Time Inc." 10. www.diageo.com, "Global Priority Brands." 11. www.pg.com, "Billion Dollar Brands." 12. www.sktelecom.com, "Financial Info," "Business Highlights". 13. www.dow.com, "2009 Databook 'The Elements of Success'".

7855 Ivanhoe Avenue, Suite 210 | La Jolla, CA 92037 | (858) 454-4837 | info@mundoval.com | WWW.MUNDOVAL.COM



MUNDOVAL FUND

GLOBAL VALUE INVESTING

Did You See *Avatar*? Mundoval Fund Holdings in Daily Life

The Mundoval Fund seeks highly cash-generative businesses with a history of creating shareholder wealth. Such companies may dominate their respective industries, and often impact the daily operations of their clients and customers, which may include you:

 BAND-AID	**Johnson & Johnson** uses surgical suture silk to create the first dental floss in 1898. In 2009, J&J generated $62 billion in sales from a broad product offering including Tylenol, Neutrogina, Lysterine, Viagra, and BAND-AID .[1]
	Travelers, the nation's #2 writer of personal insurance and #3 writer of commercial property/casualty insurance, reported $25 billion in revenue for 2009.[2]
Allstate. You're in good hands.	In 1931, **Allstate's** first auto policyholder pays $41.60 for a 12-month policy on his 1930 Studebaker. In 2009, Allstate premiums for standard auto protection totaled $16.6 billion.[3]
	**3M** sells enough Scotch Tape each year to circle the earth 165 times. Free cash flow for 3M exceeded $4 billion in 2009.[4]
	**General Electric** is the only company listed in the Dow Jones Industrial Index today that was also included in the original index in 1896. GE 2009 net income topped $11 billion.[5]
ebay	$60 billion worth of goods sold on **eBay** in 2009, $2,000 every second. A largely self-financing business, eBay currently has $0 long-term debt.[6]
CISCO	In 1984, 2 computer scientists from San Francisco launch a networking business, naming it **Cisco** after their hometown. In fiscal 2009, Cisco Systems revenues total $36 billion.[7]
People	**Time Warner Inc.** is the largest magazine publisher in the US. *People* magazine alone reaches 45 million readers each issue.[8]
	The movie *Avatar* will earn $350-$400 million for **News Corp.**, parent of the film's maker, 20th Century Fox.[9]
	Beverage company **Diageo** sold 4.5 million 9-liter cases of Jose Cuervo in 2009, enough for 913 million 1.5 oz. tequila shots. Total Diageo net income in 2009 exceeded $1.6 billion.[10]

1Q10 Mundoval Update

The First Quarter Mundoval Commentary is now available.

Click here for an investment outlook from Portfolio Manager, **Art Johnson**.

Mundoval Differentiators

- Portfolio Manager invested in fund alongside clients.
- Long-term, multi-year investment horizon with low portfolio turnover.
- Concentrated, "best ideas" portfolio.
- Conservative business value estimates that prioritize free cash flow generation.

Mundoval Facts
as of 3/31/10

Ticker:	MUNDX
CUSIP:	62613P202
Inception Date:	9/3/2004
Holdings:	40
2009 Turnover:	15%
Net Assets:	$10.2 mil
Expense Ratio:	1.50%

No sales loads or distribution fees

Learn More

Read about the Mundoval Fund's global value strategy and download an account application at:

www.Mundoval.com

Important Considerations:

Investors should consider the investment objectives, risks, charges, and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and is available upon request by calling (877) 59-FUNDS, or by visiting the Fund's website at www.mundoval.com. Please obtain and carefully read the prospectus before investing.

	**Proctor & Gamble** has 22 "Billion Dollar Brands" by annual sales, including Charmin, Crest, Duracell, Pampers, and Tide. Net sales for all P&G products surpassed $76 billion in 2009.[11]
DOW	The **Dow Chemical Company** estimates that the $40 billion solar energy industry is growing at 20-30% per year. In 2009, Dow unveiled the " POWERHOUSE Solar Shingle" which looks and is installed like a traditional asphalt roofing shingle, but generates electricity.[12]

Portfolio holdings are subject to change and are not recommendations to buy or sell individual stocks. 1. www.jnj.com ,"Transformational Ideas." 2. www. investor.travelers.com, "Company Fact Sheet." 3. www.allstate.com, "History & Timeline 1930s," 2009 Annual Report. 4. www.scotchbrand.com,"Fun Facts," www.3m.com, "Cash Flow Highlights." 5. www.ge.com, "Our Company Fact Sheet." 6. www.ebayinc.com/who, "E-Commerce," "Annual Report 2009." 7. www.newsroom.cisco.com, "Corporate Timeline," "Annual Financial Statements." 8. www.timewarner.com, "Businesses, Time Inc." 9. www.businessweek.com, "Murdoch Spreads Risk, Nets $400 Million from 'Avatar'", 3/15/10. 10. www.diageo.com, "Global Priority Brands." 11. www.pg.com, "Billion Dollar Brands," "Financial Highlights." 12. www.dow.com, "2009 Databook 'The Elements of Success'".

7855 Ivanhoe Avenue, Suite 210 | La Jolla, CA 92307 | (858) 454-4837 | info@mundoval.com